Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

This section contains a description of all of the capital stock of Employers Holdings, Inc. ("EHI," "us," "our" or "we"), including our common stock. This description is based upon, and is qualified by reference to, our Amended and Restated Articles of Incorporation, which we refer to as the “Articles,” our Amended and Restated Bylaws, which we refer to as the “Bylaws,” and applicable provisions of Nevada corporate law. This description is intended as a summary only and is not complete. You should read the Articles and the Bylaws, which are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019, for the complete text of the provisions summarized below.
Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock are issued or outstanding.
Common Stock
The holders of our common stock are entitled to elect all directors and are entitled to one vote per share on all other matters coming before a stockholders’ meeting. Our common stock has no cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. The holders of our common stock are entitled to participate equally in dividends when and as declared by our Board of Directors (our "Board") and in our net assets on liquidation. The shares of common stock have no preemptive rights to participate in future stock offerings.
Preferred Stock
Under the Articles, our Board is authorized to issue shares of preferred stock from time to time in one or more series and to determine the price, rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. When shares of preferred stock are issued, certain rights of the holders thereof may materially affect the rights of the holders of our common stock, including voting rights and preferences in respect of dividends and liquidation.
Certain Provisions of the Articles, Bylaws and Applicable Law
The Articles and Bylaws include provisions that are intended to enhance the likelihood of continuity and stability in our Board and in its policies. These provisions might have the effect of delaying or preventing a change in control of EHI and may make more difficult the removal of incumbent management even if such transactions could be beneficial to the interests of stockholders. At the same time, these provisions may have the effect of inducing any persons seeking to acquire or control us to negotiate terms acceptable to our Board. These provisions include:
Limitation of Director Liability
Nevada Revised Statutes 78.138 provides that, with certain exceptions, a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in such director's capacity as a director or officer unless it is proven that such director's (1) act or failure to act constituted a breach of such director's fiduciary duties as a director or officer; and (2) breach of those duties involved intentional misconduct, fraud or a knowing violation of law.
The Articles include provisions that limit the liability of our directors for monetary damages to the fullest extent permissible under Nevada law. The Articles also provide that we may provide indemnification for directors and officers to the fullest extent permissible under Nevada law.
Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with Nevada general corporate law, the Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether or not such actions would be permitted by us. We currently have and intend to maintain liability insurance for our directors and officers.
Indemnification
The Articles provide that we may provide indemnification for directors and officers to the fullest extent permissible under Nevada law. The Bylaws provide such indemnification for our “agents” upon a determination that such indemnification is proper under the circumstances. That determination is to be made by a majority of a quorum of disinterested directors, the court in which the proceeding is or was pending (upon application made by EHI, the party seeking indemnification or the attorney or other person rendering services in connection with the application), the stockholders, independent legal counsel in a written opinion if a quorum of disinterested directors so requests, or independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained. The Bylaws define “agent” as any person who is or was a director or officer of EHI or who is or was serving at the request of EHI as a director, officer, employee or agent of another foreign or domestic company, partnership, joint venture, trust or other enterprise, or was a director, or officer of a foreign or domestic company which was a predecessor company of EHI or of another enterprise at the request of the predecessor company. The Bylaws provide that our Board may provide similar indemnification to employees and agents of EHI.
Indemnification is not provided where:

•	the person is liable pursuant to Nevada Revised Statutes 78.138;

•	the person did not act in good faith and in a manner which that person reasonably believed to be in or not opposed to our best interests; or

•	in the case of a criminal proceeding, the person had reasonable cause to believe the conduct of the person was unlawful.
At present, there is no pending litigation or proceeding involving any of our directors, executive officers, other employees or agents for which indemnification is sought, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.
Anti-takeover Effects of Certain Insurance Laws
W own, directly or indirectly, all of the shares of stock of our insurance subsidiaries. Our insurance subsidiaries are domiciled in California, Florida, Nevada, and New York. The insurance laws of these states generally require that any person seeking to acquire control of a domestic insurance company obtain the prior approval of the state's insurance commissioner. In California, Nevada, and New York, “control” is presumed to exist through the direct or indirect ownership of 10 percent or more of the voting securities of a domestic insurance company or of any entity that controls a domestic insurance company. In Florida, “control” is generally presumed to exist through the direct or indirect ownership of five percent or more of the voting securities of a domestic insurance company or of any entity that controls a domestic insurance company. In addition, insurance laws in many states in which we are licensed require pre-notification to the state’s insurance commissioner of a change in control of a non-domestic insurance company licensed in those states. Because we have insurance subsidiaries domiciled in California, Florida, Nevada, and New York, any transaction that would constitute a change in control of us would generally require the party acquiring control to obtain the prior approval of the insurance commissioners of these states and may require pre-notification of the change of control in these or other states in which we are licensed to transact business. The time required to obtain these approvals may result in a material delay of, or deter, any such transaction. These laws may discourage potential acquisition proposals or tender offers, and may delay, deter, or prevent a change of control, even if the acquisition proposal or tender offer is favorable to our stockholders.
Anti-takeover Effects of Nevada Law, the Articles and the Bylaws
Our Articles and Bylaws include provisions:

•	eliminating the ability of our stockholders to call special meetings of stockholders;

•	permitting our Board to issue preferred stock in one or more series;

•	imposing advance notice requirements for nominations of candidates for election to our Board or for proposing matters that can be acted upon by stockholders at the stockholder meetings; and

•	prohibiting stockholder action by written consent, thereby limiting stockholder action to that taken at an annual or special meeting of our stockholders.
These provisions may make it difficult for stockholders to replace directors and could have the effect of discouraging a future takeover attempt that is not approved by our Board but that stockholders might consider favorable. Additionally, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock.
Stock Exchange; Transfer Agent and Registrar
Our common stock is listed on the New York Stock Exchange under the symbol "EIG." The transfer agent and registrar for our common stock is EQ Shareowner Services.